Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               February 11, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



    Re:                               FT 9182
                Balanced Income Equity and ETF Portfolio, Series 47
                                   (the "Trust")
                        CIK No. 1835803 File No. 333-251895
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Cover Page
__________

      1. THE DISCLOSURE STATES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS OF DIVIDEND PAYING COMPANIES AND SHARES ISSUED BY ETFS. PLEASE EXPLAIN WHAT IS MEANT BY DIVERSIFIED OR HOW THE PORTFOLIO IS DIVERSIFIED.

      Response: Please note that the Trust holds a variety of common stocks across different sectors and market capitalizations and ETFs that invest primarily in a variety of corporate and government bonds. The term "diversified" is meant only to describe that the Trust holds a varied portfolio of securities.

Portfolio
_________

      2. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      3. THE DISCLOSURE PROVIDES THAT "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETFS (REQUIRING A MINIMUM MARKET CAPITALIZATION OF $50,000,000), THE CURRENT DIVIDEND YIELD OF THE ETFS (PRIORITIZING ETFS WITH THE HIGHEST DIVIDEND YIELDS) AND THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETFS. ALL OTHER FACTORS BEING EQUAL, THE SPONSOR WILL SELECT ETFS WITH LOWER EXPENSE RATIOS, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS. THE SPONSOR DID NOT REQUIRE SPECIFIC DURATION OR MATURITY POLICIES WHEN SELECTING THE UNDERLYING ETFS FOR THE PORTFOLIO. OUR SELECTION PROCESS ATTEMPTS TO FIND THE COMMON STOCKS WITH THE BEST PROSPECTS FOR CURRENT MONTHLY INCOME AND CAPITAL APPRECIATION BY IDENTIFYING THOSE THAT MEET OUR INVESTMENT OBJECTIVES, TRADE AT ATTRACTIVE VALUATIONS, AND, IN OUR OPINION, ARE LIKELY TO EXCEED MARKET EXPECTATIONS OF FUTURE CASH FLOWS." PLEASE PROVIDE MORE SPECIFICS AS TO THESE CRITERIA.

      Response: The Trust respectfully declines to revise the selection criteria with respect to the ETFs as it believes that the current disclosure is the most appropriate for investor comprehension. However, in accordance with the Staff's comment, the Trust will add the following disclosure with respect to the selection criteria for the Common Stock portion of the Trust's portfolio:

         "The Sponsor created an initial universe of Common Stocks by selecting stocks that trade on a U.S. stock exchange either directly or through an ADR (American Depositary Receipt), have a market capitalization of greater than $5 billion and have adequate liquidity for investment.

      The Sponsor's selection process begins by examining the historical financial results of the Common Stocks from the initial universe. The companies which currently trade at an attractive market price relative to their estimated value are favored over companies that do not.

      The final portfolio is then selected by a team of equity analysts who evaluate the common stock's relative valuation and other qualitative factors such as competitive advantages, new products and quality of management.

      Our selection process attempts to find the Common Stocks with the best prospects for capital appreciation by identifying those that meet our investment objectives, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows.

      The Common Stock portion of the portfolio is comprised of 15 approximately equally-weighted, sector-diverse equity income stocks."

      4. IF THE ETFS HELD BY THE TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to ETFs that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus.

      5. THE DISCLOSURE UNDER THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" PROVIDES THAT THE TRUST HAS EXPOSURE TO EMERGING MARKET COMPANIES. PLEASE IDENTIFY WHICH COUNTRIES AS THE RISKS MAY BE DIFFERENT FOR DIFFERENT EMERGING MARKET COUNTRIES.

      Response: Appropriate disclosure will be added to the Trust's prospectus if, based on the Trust's final portfolio, the Trust has material exposure to any single emerging market country.

Risk Factors
____________

      6. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO CHINA, EITHER DIRECTLY OR THROUGH THE UNDERLYING ETFS HELD BY THE TRUST, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH INVESTMENTS IN CHINA. ALSO, WE REFER YOU TO ADI 2020-11. PLEASE REVISE YOUR DISCLOSURE TO ADDRESS THE POINTS MENTIONED OR EXPLAIN WHY NO CHANGES SHOULD BE MADE TO THIS DISCLOSURE. HTTPS://WWW.SEC.GOV/INVESTMENT/ACCOUNTING-AND -DISCLOSURE-INFORMATION/PRINCIPAL-RISKS/REGISTERED-FUNDS-RISK-DISCLOSURE.

      Response: If the Trust has material exposure to China based on its final portfolio, relevant risk disclosure will be added to the Trust's prospectus. In addition, the Trust believes that the emerging markets risk disclosure, as currently presented, adequately addresses the Staff's guidance in ADI 2020-11. The Trust's emerging market risk disclosure covers risks related to the lack of liquidity and political risk. The disclosure also identifies that less information about emerging market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. In addition, it describes that the rights and remedies associated with emerging market investment securities may be different than those available for investments in more developed markets. As such, the Trust does not believe any changes to its emerging market risk disclosure are necessary at this time.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP


                                             By /s/ Daniel J. Fallon
                                                ____________________
                                                Daniel J. Fallon